SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2002

CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)

Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒      Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐   No   ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .)

CLAXSON INTERACTIVE GROUP INC.
Form 6-K

TABLE OF CONTENTS

Item		Page

Item 1.	Claxson Interactive Group Inc.’s Proxy Statement for its 2002 Annual Meeting of Shareholders	3

Signatures		18

Item 1. Claxson Interactive Group Inc.’s Proxy Statement for its 2002 Annual Meeting of Shareholders

CLAXSON INTERACTIVE GROUP INC.
Avenida Melian 2752
C1430EYH Buenos Aires, Argentina

November 14, 2002

Dear Shareholder:

     You are cordially invited to attend our Annual Meeting of Shareholders (the “Annual Meeting”), which will be held at 10:00 a.m. (local time), on Thursday, December 12, 2002, at our principal executive office located at Avenida Melian 2752, C1430EYH Buenos Aires, Argentina.

     At the Annual Meeting, the holders of outstanding shares of common stock and preferred stock will be asked to vote as follows:

(i)	the holders of the outstanding class C common shares, voting separately as a class, will be asked to elect four (4) persons to the Board of Directors;

(ii)	the holders of the outstanding class F common shares, voting separately as a class, will be asked to elect one (1) person to the Board of Directors;

(iii)	the holders of the outstanding class H common shares, voting separately as a class, will be asked to elect three (3) persons to the Board of Directors; and

(iv)	the holders of the outstanding class A common shares, class C common shares, class F common shares, class H common shares (collectively, the “Common Stock Shareholders”) and Series A Preferred Shares, voting as a single class, will be asked to elect three (3) persons to the Board of Directors.

     In addition, the Common Stock Shareholders will be asked to ratify the appointment of the Company’s independent public accountants for the year ending December 31, 2002. The accompanying Notice of Annual Meeting of Shareholders and Proxy Statement describe in more detail the matters to be presented at the Annual Meeting.

     The Board of Directors recommends that you vote in favor of the election of the nominated directors and the ratification of the appointment of Deloitte & Touche LLP as the company’s independent public accountants.

     Please take this opportunity to become involved in the affairs of your company. Whether or not you expect to be present at the Annual Meeting, please complete, date, sign and mail the enclosed proxy card in the envelope provided. Returning the proxy card does not deprive you of your right to attend the Annual Meeting and vote your shares in person. If you attend the Annual Meeting, you may withdraw your proxy and vote your own shares.

Sincerely, By: /s/ Roberto Vivo-Chaneton

Roberto Vivo-Chaneton Chairman of the Board, Chief Executive Officer

CLAXSON INTERACTIVE GROUP INC.
Avenida Melian 2752
C1430EYH Buenos Aires, Argentina

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held on December 12, 2002

To the Shareholders of Claxson Interactive Group Inc.:

     The Annual Meeting of Shareholders (the “Annual Meeting”) of Claxson Interactive Group Inc. (the “Company”) will be held at 10:00 a.m. (local time), on Thursday, December 12, 2002, at our principal executive office located at Avenida Melian 2752, C1430EYH Buenos Aires, Argentina, for the purpose of considering and acting upon the following:

     (i). Election of eleven (11) persons to our board of directors to hold office until our 2003 Annual Meeting of Shareholders or until their successors are duly elected and qualified as follows:

(a)	the holders of the outstanding class C common shares, voting separately as a class, will elect four (4) persons to Board of Directors;

(b)	the holders of the outstanding class F common shares, voting separately as a class, will elect one (1) person to the Board of Directors;

(c)	the holders of the outstanding class H common shares, voting separately as a class, will elect three (3) persons to the Board of Directors; and

(d)	the holders of the outstanding class A common shares, class C common shares, class F common shares, class H common shares and Series A Preferred Shares, voting as a single class, will elect three (3) persons to the Board of Directors;

     (ii). The ratification of the appointment of Deloitte & Touche LLP as the Company’s independent public accountants; and

     (iii). Any other matters that properly come before the Annual Meeting.

     The Board of Directors is not aware of any other business scheduled for the Annual Meeting. Any action may be taken on the foregoing proposals at the Annual Meeting on the date specified above, or on any date or dates to which the Annual Meeting may be adjourned.

     Only holders of class A common shares of U.S. $0.01 par value, class C common shares of U.S. $1.00 par value, class F common shares of U.S.$1.00 par value, class H common shares of U.S.$1.00 par value and series A convertible preferred shares of U.S.$1.00 par value, of record at the close of business on Thursday, November 7, 2002 are entitled to notice of, and to vote at, the meeting or at any postponements or adjournments of the meeting.

By Order of the Board of Directors,

/s/ Amaya Ariztoy

Amaya Ariztoy Secretary

Miami, Florida November 14, 2002

YOUR VOTE IS IMPORTANT

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING IN PERSON, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY OR PROXIES, AS THE CASE MAY BE, AS SOON AS POSSIBLE IN THE ENCLOSED POSTAGE PRE-PAID ENVELOPE.

CLAXSON INTERACTIVE GROUP INC.
ANNUAL MEETING OF SHAREHOLDERS

PROXY STATEMENT

     This proxy statement contains information related to our Annual Meeting of Shareholders (“Annual Meeting”) to be held on Thursday, December 12, 2002, beginning at 10:00 a.m. (local time), at our principal executive office located at Avenida Melian 2752, C1430EYH Buenos Aires, Argentina, and at any adjournments or postponements thereof. The approximate date that this proxy statement, the accompanying notice of Annual Meeting and the enclosed proxy card are first being sent to shareholders is Thursday, November 14, 2002. The Company’s 2001 annual report on Form 20-F for the year ended December 31, 2001, as filed with the United States Securities and Exchange Commission, is being mailed to all of the shareholders concurrently herewith.

ABOUT THE MEETING

What is the purpose of the Annual Meeting?

     At the Annual Meeting, shareholders will vote on the election of directors and ratification of the appointment of our independent public accountants. In addition, we will report on our performance during the fiscal year ended December 31, 2001 and respond to questions from our shareholders.

Who is entitled to vote at the Annual Meeting?

     Only holders of class A common shares of U.S. $0.01 par value (“Class A Common Shares”), class C common shares of U.S. $1.00 par value (“Class C Common Shares”), class F common shares of U.S.$1.00 par value (“Class F Common Shares”), class H common shares of U.S.$1.00 par value (“Class H Common Shares”) and series A convertible preferred shares of U.S.$1.00 par value (“Series A Preferred Shares”), of record at the close of business on Thursday, November 7, 2002 (the “Record Date”), are entitled to receive notice of the Annual Meeting and to vote shares of our common stock and preferred stock each holds on the date of the Annual Meeting, or any postponements or adjournments of the Annual Meetings as set forth below. When this proxy statement uses the term“Common Shares”, it refers to the Class A Common Shares, the Class C Common Shares, the Class F Common Shares and the Class H Common Shares collectively.

     Pursuant to Section 68 of our Amended and Restated Articles of Association, each holder of outstanding shares of common stock and preferred stock will be entitled to vote for the election of the directors as follows:

(i) the holders of the outstanding Class C Common Shares, voting separately as a class, are entitled to elect four (4) persons to Board of Directors (“Class C Directors”);

(ii) the holders of the outstanding Class F Common Shares, voting separately as a class, are entitled to elect one (1) person to the Board of Directors (“Class F Director”);

(iii) the holders of the outstanding Class H Common Shares, voting separately as a class, are entitled to elect three (3) persons to the Board of Directors (“Class H Directors”); and

(iv) the holders of the outstanding Common Shares and Series A Preferred Shares, voting as a single class, are entitled to cast one vote per share for the election of three (3) persons to the Board of Directors (“Class of Independent Directors”). Our Amended and Restated Articles of Association limits directors in this class to persons who (a) may be deemed to be an “independent director” pursuant to the rules of The Nasdaq National Market or any applicable stock exchange or any similar rule or regulation and (b) are knowledgeable in one or more of the major areas of business of the Company or in Latin America generally and who do not have any meaningful, ongoing relationship with any holder of the Class C Common Shares, the Class F Common Shares or the Class H Common Shares, whether as employee, shareholder, partner, member, relative, consultant, advisor or have any other significant financial, business or familial relationship with the Company.

     With respect to the ratification of the appointment of the Company’s independent public accountants, each holder of the outstanding Common Shares is entitled to cast one vote.

Who can attend the Annual Meeting?

     All shareholders as of the Record Date, or their duly appointed proxies, may attend. Please note that if you hold shares in “street name” (that is, through a broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the Record Date.

     What constitutes a quorum?

     The Annual Meeting will be duly constituted if, at the commencement of the Annual Meeting, there are present in person or by proxy not less than fifty percent of the votes of the shares, or class or series of shares entitled to vote on the Record Date. As of the Record Date, (i) 19,559,949 shares of Class A Common Shares were outstanding, (ii) two shares of Class C Common Shares were outstanding, (iii) seven shares of Class F Common Shares were outstanding and (iv) three shares of Class H Common Shares were outstanding. Our Series A Preferred Shares will have a total of 5,454,546 votes (one vote for each converted share) which is calculated by dividing the aggregate stated amount of the Series A Preferred Shares U.S.$15,000,000 by U.S$2.75, the price per common share of El Sitio, Inc., at the close of regular day time trading on September 20, 2001, a day prior to the date the merger transaction with El Sitio, Inc. was consummated. As a result, there will be 25,014,495 shares eligible to vote on those issues on which all Common Shares and the Preferred Series A Shares will vote as a single class.

     Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting but will not be counted as votes cast “for” or “against” any given matter.

     If less than a majority of outstanding shares entitled to vote are represented, the Annual Meeting will stand adjourned to the next business day at the same time and place or to such other time and place as the directors may determine. If at the adjourned meeting there are present within one hour from the time appointed for the Annual Meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitled to vote, those present will constitute a quorum, but otherwise the meeting will be dissolved.

How do I vote?

     If you complete and properly sign and return the accompanying proxy card, it will be voted as you direct. The proxy card must be delivered not less than forty-eight hours before the date of the Annual Meeting in order for it to be treated as a valid proxy. If you are a registered shareholder and you attend the Annual Meeting, you may deliver your completed proxy card in person. “Street name” shareholders who wish to vote at the Annual Meeting will need to obtain a proxy from the institution that holds their shares. Shareholders with joint ownership in shares must vote as one and may be represented in person or by proxy by only one joint owner if they so choose.

How can I change my vote or revoke my proxy after I return my proxy card?

     You may either change your vote or revoke a previously granted proxy by attending and voting in person at the Annual Meeting. You may revoke a previously granted proxy without attending the Annual Meeting by providing written notification of revocation to the Company at its principal executive office located at Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina two hours before the commencement of the Annual Meeting.

What are the recommendations of the Board of Directors?

     Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of our Board of Directors. The recommendation of the Board of Directors is set forth with the description of each item in this proxy statement. In summary, the Board of Directors recommends a vote:

(i) for the election of the nominated slate of directors; and

(ii) for the ratification of the appointment of Deloitte & Touche LLP as our independent public accountants.

     The Board of Directors does not know of any other matters that may be brought before the Annual Meeting nor does it foresee or have reason to believe that the proxy holders will have to vote for substitute or alternate board nominees. In the event that any other matter should properly come before the Annual Meeting or any board nominee is not available for election, the proxy holders will vote as recommended by the Board of Directors or, if no recommendation is given, in accordance with their best judgment.

What vote is required to approve each item?

     Election of Directors. The affirmative vote (either in person or by proxy) of a majority of the votes cast by each class at the Annual Meeting is required for the election of each class of directors. This means that candidates for each class of directors who receive more than fifty percent of votes are elected. Abstentions are not votes cast and are not counted in determining whether a nominee is elected. You may vote “FOR” all of the nominees, “WITHHOLD AUTHORITY” for all nominees or “WITHHOLD AUTHORITY” with respect to one or more nominees. A properly executed proxy marked “WITHHOLD AUTHORITY” will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum. Shareholders do not have the right to cumulate their votes for directors.

     Other Items. For each other item, the affirmative vote of a majority of the votes of the outstanding Common Shares cast at the Annual Meeting (either in person or by proxy) will be required for approval. You may vote “FOR”, “AGAINST”, or “ABSTAIN” on each of the other proposals. Abstentions and broker non-votes are treated as shares present or represented and entitled to vote on such matters and thus have the same effect as negative votes. A properly marked “ABSTAIN” with respect to any such matter will not be voted, although it will be counted for purposes of determining whether there is a quorum.

     If you hold your shares in “street name” through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon. Thus, if you do not give your broker or nominee specific instructions, your shares may not be voted on those matters and will not be counted in determining the number of shares necessary for approval. Shares represented by such “broker non-votes” will, however, be counted in determining whether there is a quorum.

Who pays for the preparation of the proxy?

     We will pay the cost of preparing, assembling and mailing the proxy statement, notice of Annual Meeting and enclosed proxy card. In addition to the use of mail, our employees may solicit proxies personally and by telephone. Our employees will receive no compensation for soliciting proxies other than their regular salaries. We may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of the proxy material to the beneficial owners of Common Shares and Series A Preferred Shares and to request authority for the execution of proxies and we may reimburse such persons for their expenses incurred in connection with these activities.

     Our principal executive office is located at Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina and our telephone number there is 011-54-11-4546-8000. We also have offices in the United States located at 404 Washington Avenue, Eight Floor, 22139, Miami, FL U.S.A., and our telephone number there is (305) 894-3500. A copy of our 2001 Annual Report will be available at each of our offices for a period of ten days prior to the Annual Meeting and will be available at the Annual Meeting for examination by any shareholder.

STOCK OWNERSHIP

Who are the largest owners of our stock and how many shares of our stock do our directors and executive officers own?

     Unless otherwise indicated, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares, except to the extent applicable law gives spouses shared authority.

		Percentage
	Number of	of Class A	Number of	Percentage	Number of	Number of	Number of
	Class A	Common	Series A	of Series A	Class C	Class F	Class H
	Common	Shares	Preferred	Preferred	Common	Common	Common
Beneficial Owner	Shares	(%)(1)	Shares	Shares (%)	Shares	Shares	Shares

1945 Carlton Investments LLC(2)(12)	4,499,769	24.1	4,200,000	28.0	1
1947 Carlyle Investments LLC(3)(12)	4,499,769	24.1	4,200,000	28.0	1
Ricardo J. Cisneros(4)(12)	4,499,769	24.1	4,200,000	28.0
Gustavo A. Cisneros(5)(12)	4,499,769	24.1	4,200,000	28.0
Hicks, Muse(6)(12)	6,611,264	35.4	6,600,000	44.0			3
Thomas O. Hicks(6)	6,611,264	35.4	6,600,000	44.0
IMPSAT Fiber Networks, Inc(12)(13)	614,123	3.3				1
Militello Limited(12)(13)	473,691	2.5				1
RC Limited(12)(13)	79,236	*				1
SLI.com, Inc.(12)(13)	—					1
Tower Plus International(12)(13)	131,732	*				1
Roberto Vivo-Chaneton(7)(12)(13)	1,140,064	6.1				1
Carlos Bardasano	—	*
Eric C. Neuman(8)	15,032	*
Ana Teresa Arismendi	465	*
Gabriel Montoya	950	*
John A. Gavin	—	*
Ricardo Verdaguer(9)	745,855	4.0
Frank Feather	—	*
José Antonio Rìos	—	*
Emilio Romano	—	*
Luis Villanueva	—	*
Marcus Clutterbuck	—
Ralph Haiek(10)	7,400	*
José Antonio Ituarte	—	*
Roberto Cibrian Campoy(11)(12)(13)	181,801	*				1
Elisabet Blanco	2,400	*
Amaya Ariztoy	865	*
Mariano Julian Varela	2,000	*
All directors and executive officers as a group (18 persons)	1,483,217	7.9

* indicates less than 1%

(1)	Calculated according to Rule 13d-3(d) of the Securities Exchange Act of 1934. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by the holder of the options, warrants, rights or conversion privileges but not deemed outstanding for the purpose of calculating the percentage owned by any other person listed.

(2)	Excludes 4,499,769 Class A Common Shares and 4,200,000 Series A Preferred Shares owned by 1947 Carlyle Investments LLC, of which 1945 Carlton Investments LLC disclaims beneficial ownership. Includes 710,134 Class A Common Shares owned by Carlos E. Cisneros, who has granted 1945 Carlton Investments LLC and 1947 Carlyle Investments LLC the right to vote the 710,134 Class A Common Shares pursuant to an Irrevocable Proxy and Right of First Offer Agreement. 1945 Carlton Investments LLC is indirectly owned by a trust established by Gustavo A. Cisneros primarily for the benefit of himself and members of his family. Gustavo A. Cisneros disclaims beneficial ownership of the shares owned by 1947 Carlyle Investments LLC. Both 1945 Carlton Investments LLC and 1947 Carlyle Investments LLC are members of the Cisneros Group of Companies.

(3)	Excludes 4,499,769 Class A Common Shares and 4,200,000 Series A Preferred Shares owned by 1945 Carlton Investments LLC, of which 1947 Carlyle Investments LLC disclaims beneficial ownership. Includes 710,134 Class A Common Shares owned by Carlos E. Cisneros, who has granted 1947 Carlyle Investments LLC and 1945 Carlton Investments LLC the right to vote the 710,134 Class A Common Shares pursuant to an Irrevocable Proxy and Right of First Offer Agreement. 1947 Carlyle Investments LLC is indirectly owned by a trust established by Ricardo J. Cisneros primarily for the benefit of himself and members of his family. Ricardo J. Cisneros disclaims beneficial ownership of the shares to be owned by 1945 Carlton Investments LLC. Both 1947 Carlyle Investments LLC and 1945 Carlton Investments LLC are members of the Cisneros Group of Companies.

(4)	Includes 4,499,769 Class A Common Shares and 4,200,000 Series A Preferred Shares owned by 1947 Carlyle Investments LLC. Includes 710,134 Class A Common Shares owned by Carlos E. Cisneros, who has granted 1945 Carlton Investments LLC and 1947 Carlyle Investments LLC the right to vote the 710,134 Class A Common Shares pursuant to an Irrevocable Proxy and Right of First Offer Agreement.

(5)	Includes 4,499,769 Class A Common Shares and 4,200,000 Series A Preferred Shares owned by 1945 Carlton Investments LLC. Includes 710,134 Class A Common Shares owned by Carlos E. Cisneros, who has granted 1945 Carlton Investments LLC and 1947 Carlyle Investments LLC the right to vote the 710,134 Class A Common Shares pursuant to an Irrevocable Proxy and Right of First Offer Agreement.

(6)	Includes:

•	5,319,131 Class A Common Shares, 5,407,872 Series A Preferred Shares and 1 Class H Common Shares, held of record by Hicks, Muse, Tate & Furst Latin America Fund, L.P.;

•	965,721 Class A Common Shares, 981,832 Series A Preferred Shares and 1 Class H Common Shares, held of record by Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.;

•	206,845 Class A Common Shares, 210,296 Series A Preferred Shares and 1 Class H Common Shares, held of record by HMLA 1-SBS Coinvestors, L.P.; and

•	807 Class A Common Shares held of record by Mr. Hicks.

Mr. Hicks is the sole shareholder, director and an executive officer of Hicks, Muse, Latin America Fund I Incorporated, which is the ultimate general partner of Hicks, Muse Tate & Furst Latin America Fund, L.P.; Hicks, Muse Tate & Furst Latin America Private Fund, L.P. and HMLA 1-SBS Coinvestors, L.P. Accordingly, Mr. Hicks may be deemed to be the beneficial owner of Class A Common Shares and Series A Preferred Shares held by Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.; and HMLA 1—SBS Coinvestors, L.P. John R. Muse, Charles W. Tate, Jack D. Furst, Dan H. Blanks, Eric C. Neuman, Peter Brodsky and Lyndon Lea are also executive officers of Hicks, Muse, Latin America Fund I Incorporated and as such may be deemed to share with Mr. Hicks the power to vote or dispose of the Class A Common Shares and Series A Preferred Shares held by Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P.; and HMLA 1-SBS Coinvestors, L.P. Each of Messrs. Hicks, Muse, Tate, Furst, Blanks, Neuman, Brodsky and Lea disclaims the existence of a group and disclaims beneficial ownership of Class A Common Shares and Series A Preferred Shares not owned of record by him.

(7)	Includes 473,691 Class A Common Shares owned by Militello Limited of which Roberto Vivo-Chaneton has a controlling interest. Also includes 614,123 Class A Common Shares owned by IMPSAT Fiber Networks, Inc., of which Mr. Vivo-Chaneton is a director. In addition, it includes 6,250 Class A Common Shares issued to Sarandi Comunicaciones S.A., which is also an affiliate of Mr. Vivo-Chaneton. Mr. Vivo-Chaneton disclaims beneficial ownership of all shares owned by IMPSAT Fiber Networks, Inc. and Sarandi Comunicaciones S.A. Includes 46,000 Class A Common Shares issuable under options granted to Mr. Vivo-Chaneton under El Sitio’s 1999 share option plan, which are currently exercisable.

(8)	Consists of Class A Common Shares held directly by Mr. Neuman. Mr. Neuman is an executive officer of Hicks, Muse, Latin America Fund I Incorporated, and accordingly may be deemed to be the beneficial owner of Class A Common Shares and Series A Preferred Shares held by Hicks, Muse, Tate & Furst Latin America Fund, L.P.; Hicks, Muse, Tate & Furst Latin America Private Fund, L.P. and HMLA 1-SBS Coinvestors, L.P. Mr. Neuman disclaims the existence of a group and disclaims beneficial ownership of Class A Common Shares and Series A Preferred Shares not owned of record by him.

(9)	Includes beneficial ownership of 131,732 Class A Common Shares attributable to Richard Verdaguer as a result of his controlling interest in Tower Plus International. Also includes 614,123 shares owned by IMPSAT Fiber Networks, Inc. attributable to Mr. Verdaguer as a result of his affiliation with IMPSAT Fiber Networks, Inc. Mr. Verdaguer disclaims beneficial ownership of all shares owned by IMPSAT Fiber Networks, Inc.

(10)	Excludes 20,000 Class A Common Shares owned by Mr. Haiek’s spouse. Mr. Haiek disclaims beneficial ownership of all Class A Common Shares held by Mr. Haiek’s spouse.

(11)	Includes 79,236 Class A Common Shares held through RC Limited, which is wholly owned by Roberto Cibrian Campoy and his wife. Includes 91,000 Class A Common Shares issuable under options granted to Mr. Cibrian Campoy under El Sitio’s 1999 share option plan, which are currently exercisable or will become exercisable upon completion of the transaction, but excludes 5,000 options which will not become exercisable until 180 days after completion of the transaction.

(12)	Certain shareholders entered into an agreement dated as of September 21, 2001 (the “Holdco Agreement”). Pursuant to Section 2.1 of the Holdco Agreement, the Company will not propose and the Board of Directors of the Company will not approve or recommend, any amendment of the Amended and Restated Memorandum of Association or Amended and Restated Articles of Association of the Company which materially adversely affects the rights of the shareholder under the Holdco Agreement, without the prior written consent of the shareholder.

(13)	Each holder of Class F Common Shares, which is a party to the Holdco Agreement, must consult with, and take into account the views of Luis H. Moreno, III in exercising the voting rights of those shares.

PROPOSAL 1 – ELECTION OF DIRECTORS

Directors Standing for Election.

     At the Annual Meeting, the shareholders will elect eleven directors, each of whom will serve for a term expiring at the 2003 Annual Meeting of Shareholders, or until his successor has been duly elected and qualified as follows:

(i)	the holders of the outstanding Class C Common Shares, voting separately as a class, will elect four persons to Board of Directors;

(ii)	the holders of the outstanding Class F Common Shares, voting separately as a class, will elect one person to the Board of Directors;

(iii)	the holders of the outstanding Class H Common Shares, voting separately as a class, will elect three persons to the Board of Directors; and

(iv)	the holders of the outstanding Common Shares and Series A Preferred Shares, voting as a single class, will be asked to elect three persons to the Board of Directors.

     The Board of Directors has no reason to believe that any nominee will refuse or be unable to serve if elected. However, if any of them should become unavailable to serve as director prior to voting, the holders of the proxy will vote for a substitute nominee in the exercise of their best judgment.

     The directors standing for re-election for the following classes are:

(i)	Class C Directors to be Elected by Holders of Class C Common Shares.

a.	Ana Teresa Arismendi, age 36, has served as a member of our Board of Directors since April 30, 2002. Ms. Arismendi is currently managing director of the Chairman’s Office of the Cisneros Group of Companies. Previously, she was senior vice president of finance and administration at Playboy TV International. In 1996, Ms. Arismendi joined the Cisneros Television Group as finance director. Prior to joining the Cisneros Television Group, Ms. Arismendi was administration manager at Televen, a Cisneros Group television channel, and financial analysis manager of the communications division at the Organización Cisneros, both in Caracas, Venezuela. Ms. Arismendi holds a Bachelor of Arts degree in Business Administration from the Universidad Metropolitana in Caracas, Venezuela.

b.	Carlos Bardasano, age 57, is vice chairman of our Board of Directors and has served as member of our Board of Directors since September 21, 2001. Mr. Bardasano joined the Cisneros Group of Companies 35 years ago. Mr. Bardasano is a vice president of the Cisneros Group of Companies, and president and chief executive officer of Venevision Continental S.A. Mr. Bardasano served as president of the Venevision Television Network from 1993 through 1999. Mr. Bardasano began his career in the television industry as general manager of the Venevision Television Network and later became president and chief executive officer of Venevision International. Mr. Bardasano is also a member of the board of directors of Caracol TV Network, a television network in Colombia, and a permanent executive member of the programming committee of Caracol TV. Mr. Bardasano holds a Bachelor of Science degree in Production Engineering and a Masters of Business Administration degree from Universidad Central de Venezuela.

c.	Gabriel Montoya, age 33, has served as a member of our Board of Directors since April 30, 2002. Mr. Montoya is managing director, assistant to the president, at the Cisneros Group of Companies. Prior to his current position, Mr. Montoya was director of new business development at the Cisneros Television Group. Previously, Mr. Montoya was corporate finance manager at the Cisneros Group of Companies in Caracas, Venezuela. Before joining the Cisneros Group of Companies, he was a financial advisor at Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE) and a project manager at Coca-Cola de Venezuela. Mr. Montoya has a Bachelor of Science degree in Systems Engineering from Universidad Metropolitana in Caracas, Venezuela and a Masters of Business Administration degree from the Instituto de Estudios Superiores de Administración (IESA) in Caracas, Venezuela. Mr. Montoya was also associate professor of Valuation and Financial Investments at IESA, Caracas, Venezuela and professor of the “Finance for Lawyers” seminar at Universidad Catolica Andres Bello, Caracas, Venezuela.

d.	Luis Villanueva, age 45, has served as a member of our Board of Directors since April 30, 2002. Mr. Villanueva has been with the Cisneros Group of Companies since November 1982. In over two decades of service at the Cisneros Group of Companies, Mr. Villanueva has held several key positions within the organization. He began his career with the Cisneros Group of Companies as an associate to the corporate treasury VP and then became corporate treasurer for the systems division. Mr. Villanueva was treasurer for the affiliated companies and corporate treasurer for the systems division of Summa Corporation, a member of the Cisneros Group of Companies. In 1987, Mr. Villanueva was treasury manager and vice president/general manager associate at the Venevisión Television Network, in Caracas, Venezuela. In 1994, he was appointed finance vice president and later corporate finance & development executive vice president for the Cisneros Group of Companies. In February, 1997, Mr. Villanueva was elected president of Venevisión de Chile, a position he held until March, 1999. He currently holds positions as president of Venevision International Productions LLC and president of Venevision International LLC, members of the Cisneros Group of Companies. Mr. Villanueva holds a Bachelor of Arts degree in Economics and a Masters of Business Administration degree from Andres Bello Catholic University, Caracas, Venezuela.

(ii)	Class F Director to be Elected by Holders of Class F Common Shares.

Ricardo Verdaguer, age 52, has served as a member of our Board of Directors since September 21, 2001. He as served as the president and chief executive officer of IMPSAT Fiber Networks, Inc. since 1988. In 1988, as a senior executive of Corporación IMPSA S.A., an Argentina-based multinational company with holdings in manufacturing, transportation and telecommunications, Mr. Verdaguer was involved in the founding of IMPSAT Fiber Networks, Inc. From 1976 to 1988, Mr. Verdaguer occupied various operational positions at Industrias Metalurgicas Pescarmona as an electromechanical engineer. He holds a Bachelor of Science degree in Engineering from Universidad Juan Agustin Mazza in Mendoza, Argentina

(iii)	Class H Directors to be Elected by Holders of Class H Common Shares.

a.	John A. Gavin, age 71, has served as a member of our Board of Directors since September 21, 2001. Ambassador Gavin served more than five years as U.S. Ambassador to Mexico during the administration of President Ronald Reagan. Thereafter, he was vice president of Atlantic Richfield Company and president of Univisa Satellite Communications, a division of a Spanish-speaking broadcast network. He is the founder and chairman of Gamma Holdings, an international capital and consulting firm. He also serves on the boards of Apex Mortgage Capital, International Wire Holdings, The Hotchkis & Wiley Funds and The TCW Galileo Funds. He is also a member of the Latin America Strategy Board of Hicks, Muse, Tate & Furst Incorporated. Ambassador Gavin holds a Bachelor of Arts degree in Economic History of Latin America from Stanford University.

b.	Marcos Clutterbuck, age 32, has served as a member of our Board of Directors since August 23, 2002. Mr. Clutterbuck has been an associate of Hicks, Muse, Tate & Furst Incorporated since 1998 and is currently based in the Buenos Aires office. Prior to joining Hicks, Muse, Tate & Furst Incorporated, Mr. Clutterbuck worked with R. Arriazu & Associates in Buenos Aires and with Mercer Management Consulting in Boston. He was also an assistant professor of Economics at the Universidad Católica Argentina. Mr. Clutterbuck also serves on the boards of several corporations, including Cablevisión S.A., Torneos y Competencias S.A., International Outdoor Advertising and Editorial Atlántida S.A. Mr. Clutterbuck received a Licentiate in Economics from the Universidad Católica Argentina and his Masters of Business Administration degree from Stanford University, where he was designated an Arjay Miller Scholar, which is awarded to the top 10% of the class.

c.	Eric C. Neuman, age 57, is vice chairman of our Board of Directors and has served as a member of our Board of Directors since September 21, 2001. Mr. Neuman has been a partner of Hicks Muse since January, 2001 and principal of Hicks Muse from March, 1999 to December, 2000. Between June, 1998 and March, 1999, Mr. Neuman served as senior vice president and chief strategic officer of Chancellor Media, a company that was founded by and whose largest shareholder was Hicks Muse. From 1993 to 1998, Mr. Neuman was an officer with Hicks Muse. Mr. Neuman is chairman of Fox Pan American Sports Network and serves on the boards of directors of Cablevision, Digital Latin America and Grupo Multivision. He previously was a director of Chancellor Media, Capstar Broadcasting Partners and Sunrise Television Corporation. Mr. Neuman holds a Bachelor of Arts degree from the University of South Florida and a Masters of Business Administration degree (with distinction) from the J.L. Kellogg Graduate School of Management, Northwestern University.

(iv)	Class of Independent Directors to be Elected by Holders of all Classes of Common Shares and Series A Preferred Shares.

a.	Frank Feather, age 59, has served as a member of our Board of Directors since September 21, 2001. Mr. Feather is a consulting business futurist and author. Until 1981, Mr. Feather was a senior international banking executive with Barclays Bank, Toronto Dominion Bank and Canadian Imperial Bank of Commerce. In 1981, Mr. Feather began consulting national governments and global corporations on future trends. Mr. Feather has written several books, the most recent of which is Future Consumer.Com: The Webolution of Shopping to 2010. He hosts the Furture-Trends.com website. Mr. Feather holds an Honors Bachelor of Arts degree in Business Administration from York University in Toronto, Canada.

b.	Emilio Romano, age 37, has served as a member of our Board of Directors since November 12, 2001. Mr. Romano is an entrepreneur in the field of Spanish media. In 2001, he co-founded Border Group, LLC. He serves as an advisor to several entertainment and media companies and is a member of the board of directors of Princeton Video Image, Inc. (Nasdaq:PVII), a global leader in virtual advertising solutions for television. Mr. Romano is also a partner at the law firm of Gonzalez, Luna y Perez de Acha, S.C., a legal advisory firm in Mexico. Mr. Romano co-founded SportsYA Media Group, a sports media and marketing company for the Spanish-speaking world. Mr. Romano served as its chief executive officer from 1999 to 2001. Between 1995 and 1998, he worked at Grupo Televisa as director of mergers & acquisitions and later as vice-president of international operations. While at Televisa, Mr. Romano was a director of Univision Communications (NYSE:UVN) where he was responsible for Televisa’s operations outside Mexico, as well as co-managing Cablevisión, the largest cable network in Mexico. From 1989 to 1994, Mr. Romano served in many roles within the Mexican Ministry of Finance, including general director of revenue policy and federal fiscal attorney. Mr. Romano holds a law degree from the Escuela Libre de Derecho in Mexico City and was a graduate student at the City of London Polytechnic.

c.	José Antonio Rìos, age 56, has served as a member of our Board of Directors since September 21, 2001. Mr. Rìos is president of Global Crossing for Latin America and the Caribbean. Mr. Rìos also serves as senior vice president of Global Crossing Ltd. Prior to joining Global Crossing, Mr. Rìos served as president and chief executive officer of Telefónica Media. Additionally, Mr. Rìos was one of seven members of the corporate executive committee of Telefónica S.A. and a corporate general director. He also has served on the boards of over 30 companies within the Telefónica group. Mr. Rìos is the chairman of the supervisory board of Endemol Entertainment, a television production company based in Holland. Earlier in his career, Mr. Rìos was the founding president and chief executive officer of Galaxy Latin America™, where he was responsible for the planning, development and launch of DIRECTV™. Mr. Rìos previously served as chief operating officer and corporate vice president of the Cisneros Group of Companies. Mr. Rìos holds a Bachelor of Science degree in Industrial Engineering from the Andres Bello Catholic University in Caracas, Venezuela.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF ALL NOMINEES NAMED ABOVE.

Information Regarding the Management of the Company.

Executive Officers and Key Employees

     The following table sets forth, as of November 1, 2002, the names of each of our executive officers, their ages, the position they hold and the date of employment in said position:

			Current Position
Name	Age	Position	Held Since

Roberto Vivo-Chaneton	48	Chairman of the Board and Chief Executive Officer	September 21, 2001

Ralph Haiek	45	Chief Operating Officer – Pay Television	September 21, 2001

José Antonio Ituarte	42	Chief Financial Officer	January 1, 2002

Roberto Cibrian Campoy	42	Executive Vice President – Broadband and Internet	September 21, 2001

Elisabet Blanco	31	Chief Affiliate Sales Officer	September 21, 2001

Amaya Ariztoy	33	General Counsel	September 21, 2001

Mariano Julian Varela	34	Senior Vice President – Advertising Sales and Marketing	January 1, 2002

     For information on the executive officers, please refer to Item 6.A. of the 2001 Annual Report.

Meetings of the Board of Directors and Committees

     Since September 21, 2001, the Board of Directors has held three meetings. The Board of Directors has three standing committees: the Audit Committee; the Compensation Committee; and the Executive Committee.

     Audit Committee

     The Audit Committee consists of Frank Feather, José Antonio Rìos and Emilio Romano, all of whom are members of the Class of Independent Directors. The Audit Committee has held four meetings since September 21, 2001.

     The Audit Committee operates under a written Audit Committee Charter adopted by the Board of Directors. Pursuant to the Audit Committee Charter, the Audit Committee:

•	makes recommendations to the Board of Directors regarding the selection of independent auditors;

•	reviews the results and scope of the audit and other services provided by our independent auditors;

•	reviews our financial statements;

•	reviews and evaluates our internal control functions; and

•	reviews and approves all related party transactions.

     Compensation Committee

     We have appointed a five member Compensation Committee, with a majority of the members being independent directors. Pursuant to Section 98 of our Amended and Restated Articles of Association, two of the members must be Independent Directors. The Compensation Committee consists of: Messrs. Feather, Rìos and Romano (the three independent directors) and Carlos Bardasano and Eric C. Neuman. The Compensation Committee has held one meeting since September 21, 2001.

     The Compensation Committee makes recommendations to the Board of Directors regarding the following matters:

•	executive compensation;

•	salaries and incentive compensation for our employees and consultants; and

•	the administration of our share option plans.

     Executive Committee

     The Executive Committee is comprised of three members: the chairman of the board and chief executive officer; one member appointed by the Class C Directors; and one member appointed by the Class H Directors. The Executive Committee consists of Roberto Vivo-Chaneton, and Messrs. Bardasano and Neuman. The Executive Committee has held 13 meetings since September 21, 2001.

     The Executive Committee serves at the pleasure of the Board of Directors and has such powers, authority and duties as the Board of Directors may designate. Meetings of the Executive Committee are the forums in which our chairman of the board and chief executive officer share, discuss and review with the members of the committee, among other things, the following:

•	strategic initiatives;

•	material transactions and matters; and

•	matters to be presented to the full Board of Directors, board committees and such other matters as the Board of Directors may determine from time to time.

     Compensation and Grant of Stock Options

     The directors who also are full-time employees did not receive additional compensation for their service as directors for the year ended December 31, 2001. Each non-employee director received annual compensation for service on our Board of Directors in the amount of U.S.$40,000, payable quarterly, plus reimbursement of out-of-pocket expenses incurred in connection with our attendance at board of directors meetings.

     The aggregate amount of compensation paid to our executive officers, as a group, was U.S.$2,725,972 for the year ended December 31, 2001. We did not set aside or accrue any amounts for pension, retirement or similar benefits, as we did not provide such benefits for our executive officers. The above amount does not include share options issued to these executive officers under any of our share option plans.

     On January 17, 2002, the Compensation Committee approved the grant of stock options to ten officers and two consultants as set forth below. In addition, the Board of Directors approved the grant of share options to purchase 5,000 shares of Class A Common Shares to each of the directors, except Roberto Vivo-Chaneton. The following table sets forth the number of stock options granted to the officers.

Name	Position	Number of Stock Options Granted for Class A Common Shares

Roberto Vivo-Chaneton	Chairman of the Board and Chief Executive Officer	185,338
Jaime de Vega de Kuyper(1)	COO Broadcasting	(47,500)
Ralph Haiek	Chief Operating Officer – Pay Television	85,000
José Antonio Ituarte	Chief Financial Officer	60,000
Roberto Cibrian Campoy	Executive Vice President – Broadband and Internet	27,800
Elisabet Blanco	Chief Affiliate Sales Officer	27,800
Amaya Ariztoy	General Counsel	9,500
Mariano Julian Varela	Senior Vice President – Advertising Sales and Marketing	9,500
José Marío Bustamante	Senior Vice President Human Resources	9,500
Alfredo Richard	Senior Vice President Communications and Public Relations	4,600
Leandro Felix Anon	Commercial Consultant	27,800
Benjamin Moody(2)	Consultant	19,511

(1)	As per an employment separation agreement, Jamie Vega de Kuyper no longer has the right to exercise the options granted to him on January 17, 2002.

(2)	As per an employment separation and post employment consulting agreement.

     Additional Information

     The following information may be found in the indicated sections of our 2001 Annual Report on Form 20-F, which is being mailed with this proxy statement.

Type of Information	Form 20-F Reference

Option Plan	Item 6B. Compensation

Certain Transactions and Related Party Transactions	Item 7B. Related Party Transactions For an update on the Company’s related party transactions since the 2001 Annual Report, please see “Certain Transactions” below.

Voting Securities	Item 10B. Memorandum and Articles of Association

CERTAIN TRANSACTIONS

     On September 21, 2001, El Sitio Uruguay S.A., our Uruguayan subsidiary executed a five-year lease and co-management agreement with Sarandi Comunicaciones S.A., an affiliate of Roberto Vivo-Chaneton, for three radio stations. Under the terms of the lease and co-management agreement, El Sitio Uruguay S.A. was to pay U.S.$65,000 per month during the lease term. Sarandi Comunicaciones S.A. and El Sitio Uruguay S.A. also granted the Company an option to extend the term of the operating lease to 30 years. The exercise price of the option varies depending on the year of exercise and will range from approximately U.S.$4.6 million (if the option is exercised in the first year of the lease) to U.S.$7.6 million if the option is exercised in the fifth year of the lease. The exercise price of the option may be paid, at our election, in cash and/or Class A Common Shares, valued at the market price of the shares at the time of exercise. During the second quarter of 2002, El Sitio Uruguay S.A. amended the terms of the lease and co-management agreement to reduce the monthly fee to U.S$60,000, payable quarterly. On October, 2002, the terms of the lease and co-management agreement were renegotiated to reduce the monthly rental to U.S.$30,0000, for the fourth quarter of 2002.

     On September 7, 2001, the Company purchased, for U.S.$3,713,500, a 3% interest in Ibero America Media Holdings, S.A. from Promoción de Eventos Limitada, a Chilean limited liability company. The purchase price was paid by a promissory note accruing interest at an annual rate of 10%, with a maturity date of September 21, 2002. Jaime Vega de Kuyper, who is the beneficial owner of Promoción de Eventos Limitada, was our chief operating officer-broadcast until August 31, 2002. As part of Mr. Vega de Kuyper’s employment separation package, we negotiated an amendment to the purchase agreement, whereby the payment of the purchase price was extended as follows: (i) U.S.$2,228,000 was payable on September 21, 2002 (this amount included the capitalized interest from September, 2001 through September, 2002 at a 10% annual rate); (ii) U.S.$1,856,750 payable on March 21, 2003 plus 10% annual accrued interest; and (iii) in the event of a sale of all or substantially all of the radio and broadcast assets of Ibero America Media Holdings, the outstanding principal balance and accrued interest would accelerate upon demand. In addition, as part of the employment separation agreement, we entered into a one year consulting agreement with Mr. Vega de Kuyper commencing on September, 2002 for a total fee of U.S.$120,000 payable in 12 monthly installments of U.S.$10,000.

     On November 6, 2002, the Company and DirecTV Latin America executed a term sheet outlining the basic terms and conditions agreed upon in connection with the renegotiation of the existing affiliation agreements for the distribution of the Company’s basic channels on DirecTV. Some of the substantive terms agreed upon include an extension of the terms of the affiliation agreements through December 31, 2005 and a reduction of the license fee for years 2002 and 2003 to U.S.$1.8 million and U.S.$2.5 million, respectively. Members of the Cisneros Group of Companies own approximately 21% of DirecTV Latin America.

     As a result of the merger transaction with El Sitio, Inc., José Antonio Ituarte, our chief financial officer, was entitled to a cash payment pursuant to an agreement previously entered into with Ibero-American Media Partners II, Ltd. The agreement required a payment to be made, no later than by September 21, 2002, of U.S.$351,465 plus 10% interest from the date of the merger until payment. Mr. Ituarte has agreed to defer payment of the total outstanding principal amount plus accrued interest until it is practicable for the Company.

     As a result of the merger transaction with El Sitio, Inc., Carlos Bardasano, vice-chairman of our Board of Directors, was entitled to a cash payment pursuant to an agreement previously entered into with Ibero-American Media Partners II, Ltd. The agreement required a payment of U.S$486,654.50 to be made no later than ten days after the merger transaction was consummated and an additional payment of U.S.$486,654.50 plus 10% interest to be made no later than September 21, 2002. Mr. Bardasano has agreed to defer payment of the remaining amount, of U.S.$306,120.68 plus accrued interest, until January 21, 2003.

     On April 1, 2002, the Company entered into a consulting services agreement with Gexpront Intertrade S.A., an affiliate of Ralph Haiek, our chief operating officer. Pursuant to the consulting services agreement, Gexpront Intertrade S.A. receives a monthly fee of U.S$11,667 plus a one-time payment each calendar year of U.S.$90,000.

PROPOSAL 2 – RATIFICATION OF INDEPENDENT AUDITORS

     The Board of Directors has selected Deloitte & Touche LLP, a certified public accounting firm, as the independent auditors of the Company’s financial statements for its fiscal year ending December 31, 2002. Deloitte & Touche LLP audited the financial statements for the year ended December 31, 2001. One or more representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting and will be afforded the opportunity to make a statement if they so desire and to respond to appropriate shareholder questions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL TO
RATIFY THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT
AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2002.

SHAREHOLDER PROPOSALS FOR THE 2003 ANNUAL MEETING

     A shareholder may present a proposal at the 2003 Annual Meeting of Shareholders if it is submitted to our Corporate Secretary at the address below no later than Wednesday, July 16, 2003.

     A shareholder wishing to recommend a candidate for election to the Board of Directors should send the recommendation and a description of the person’s qualifications to our Corporate Secretary at the address below no later than Wednesday, July 16, 2003. A nomination that does not comply with the above requirements will not be considered.

     Send all proposals or nominations to Amaya Ariztoy, Corporate Secretary, Claxson Interactive Group Inc., 404 Washington Avenue, Eighth Floor, Miami Beach, Florida 33139.

OTHER BUSINESS

     We know of no other business to be brought before the Annual Meeting. If, however, any other business should properly come before the Annual Meeting, the persons named in the accompanying proxy will vote proxies as in their discretion they may deem appropriate, unless they are directed by a proxy to do otherwise.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC. (Registrant)

Date: November 15, 2002	By: /s/ Roberto Vivo-Chaneton

Name: Roberto Vivo-Chaneton Title: Chief Executive Officer